SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File No. 001-37558

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Nabriva Therapeutics plc

Full name of registrant

Not Applicable

Former name if applicable

Alexandra House Office 225/227

Address of principal executive office (Street and Number)

The Sweepstakes, Ballsbridge, Dublin 4, Ireland

City, state and zip code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in the Current Report on Form 8-K filed by Nabriva Therapeutics plc (the “Company”) with the U.S. Securities and Exchange Commission (“SEC”) on January 9, 2023, after an assessment of the Company’s strategic options, the Board of Directors of the Company (the “Board”) approved a plan to preserve the Company’s cash to adequately fund an orderly wind down of the Company’s operations (the “Cash Preservation Plan”).

As part of the Cash Preservation Plan, the Board determined to terminate all of the Company’s employees not deemed necessary to execute an orderly wind down of the Company’s operations. The Company largely completed its planned workforce reduction in the first quarter of 2023, which significantly reduced the number of persons employed within the Company’s finance and accounting functions. As a result of the reduction in staffing, the Company has been unable, without unreasonable effort or expense, to compile the information necessary to complete its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 (the “Quarterly Report”) by its due date (August 14, 2023).

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

David Maggio	(610)	816-6640
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects its results of operations for the quarter ended June 30, 2023 will reflect the implementation of its Cash Preservation Plan pursuant to which the Company’s operations during the quarter ended June 30, 2023 were limited to those necessary to: (i) make SIVEXTRO and XENLETA commercially available to wholesale customers; (ii) identify and explore a range of strategic options, including the sale, license or other disposition of one or more of its assets, technologies or products, including XENLETA and CONTEPO; and (iii) wind down its business. The Company did not have a similar plan in place during the quarter ended June 30, 2022.

Nabriva Therapeutics plc

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

	By:	/s/ David Maggio
Date: August 14, 2023		David Maggio
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 relating to the Company’s expectations regarding its anticipated operating results and the Company’s expectations regarding the date on which it will be able file the Quarterly Report. Actual events or results may differ materially from those in the forward-looking statements set forth herein. Among the important factors that could cause actual events to differ materially from those in the forward-looking statements are the Company’s collection and analysis of the information necessary to prepare its Quarterly Report and the other factors described in the Company's Annual Report on Form 10-K for the year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 17, 2023 and the Company’s subsequent reports filed with the Commission. The Company is under no obligation to, and expressly disclaims any obligation to, update or alter these forward-looking statements, whether as a result of new information, future events or otherwise after the date of this filing except as may be required under applicable law.